UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: July 14, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited
(Registrant)

Date:	July 15, 2008	By:	/s/ Peter C. Rozee
Peter C. Rozee
Senior Vice President, Commercial Affairs

JOINT NEWS RELEASE

LENNARD SHELF OPERATION CEASES PRODUCTION

Madrid and Vancouver, 14 July 2008

Teck Cominco Limited (TSX: TCK.A and TCK.B, NYSE:TCK) and Xstrata Zinc today announce the closure of the joint venture Lennard Shelf Pillara mine in Western Australia. Operations are expected to cease by early August.

The Pillara mine has become uneconomic, primarily due to the sharp decline in zinc and lead prices compounded by the appreciation in the Australian dollar. Higher energy and labour costs and lower than planned production have also contributed to rendering the project uneconomic. The decision to start Lennard Shelf was made in 2006 and production commenced in early 2007. In the period to 31 December 2007, the operation produced 42,100 tonnes of zinc metal and 12,400 tonnes of lead metal.

Orderly mining of drilled and broken ore stocks will be undertaken from today until the cessation of milling operations. Mine development and exploration work has been suspended. All existing contracts will be terminated and employees will be provided with appropriate support.

Dewatering of the Pillara mine will be discontinued following de-commissioning and the plant and surface facilities will be placed on care and maintenance until a decision on the long term future of the assets and tenements is taken.

The closure is not expected to have a material impact on earnings for either company.

Ends

For further information contact:

Teck Cominco Limited		Xstrata
Greg Waller		Claire Divver
Telephone	+1-604-685-3005	Telephone	+44 20 7968 2871
Mobile	+1-604-616-9536	Email	cdivver@xstrata.com
Email	greg.waller@teckcominco.com

Xstrata Zinc Australia
Patrick Collins
Mobile	+61 4 23 842 994
Email	pcollins@xstratazinc.com.au

Notes to editors

About Lennard Shelf

Lennard Shelf is a 50/50 Joint Venture between Teck Cominco and Xstrata, located in the Kimberley region of Western Australia. The reopening of the Pillara mine and milling operations was announced in April 2006 with a projected mine life at that time of 3 to 4 years. Approximately 300 employees and contractors are currently employed at the Pillara mine and mill and Derby port facilities.

About Teck Cominco

Teck is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. The company is a significant producer of copper, zinc, metallurgical coal and specialty metals, and has interests in several oil sands development assets. Further information can be found at www.teckcominco.com.

About Xstrata Zinc

Headquartered in Madrid, Spain, Xstrata Zinc is one of the world’s largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata’s zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom. Further information can be found at www.xstrata.com.